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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                              --------------------


                                    FORM 11-K


[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                For The Fiscal Year Ended December 31, 2004

                OR

[   ]           TRANSITION REPORT PURSUANT TO SECTION 15(d)
                OF THE SECURITIES EXCHANGE ACT OF 1934


                    For the transition period _____ to _____

                             COMMISSION FILE NUMBER
                                     0-27222

                             CFC INTERNATIONAL, INC.
                     EMPLOYEES' SAVINGS AND INVESTMENT PLAN

                             CFC INTERNATIONAL, INC.
                                500 State Street
                            Chicago Heights, IL 60411


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REQUIRED INFORMATION


                                                                Page
                                                                ----

(a)     Financial Statements - Plan financial statements and    3-13
        schedule prepared in accordance with financial reporting requirements of ERISA.

        See accompanying Contents of Financial Statements and
        Supplemental Schedule attached hereto, which is incorporated herein by reference.

(b)     Signatures                                              14

(c)     Exhibits                                                15


23      Consent of Independent Registered Public Accounting Firm


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CFC International, Inc.
Employees' Savings and
Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

CFC International, Inc.
Employees' Savings and Investment Plan
Index
December 31, 2004 and 2003
-------------------------------------------------------------------------------



                                                                Page(s)

Report of Independent Registered Public Accounting Firm.............1

Financial Statements

Statements of Net Assets Available for Benefits.....................2

Statement of Changes in Net Assets Available for Benefits...........3

Notes to Financial Statements.......................................4-7

Supplemental Schedule

Schedule I:    Schedule H, line 4i - Schedule of Assets
  (Held at End of Year).............................................8



Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.




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[GRAPHIC OMITTED]
                                                      PricewaterhouseCoopers LLP
                                                      One North Wacker
                                                      Chicago, IL 60606
                                                      Telephone (312) 298-2000
                                                      Facsimile (312) 298-2001





             Report of Independent Registered Public Accounting Firm





To the Participants and Administrator of the CFC International, Inc. Employees' Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CFC International, Inc. Employees' Savings and Investment Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



[GRAPHIC OMITTED]


Chicago, Illinois
May 27, 2005



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CFC International, Inc.
Employees' Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003
-------------------------------------------------------------------------------


                                                            2004         2003
                                                            ----         ----
Assets
Investments
     Participant directed investments, at fair value .   $9,628,510   $8,185,490
     Loans to participants ...........................       88,382       75,993
                                                         ----------   ----------
                 Total investments ...................    9,716,892    8,261,483
                                                         ----------   ----------
Receivables
     Employer contributions ..........................       19,351       12,685
     Employee contributions ..........................       69,640       41,378
     Interest ........................................          275            7
                                                         ----------   ----------
                 Total receivables ...................       89,266       54,070
                                                         ----------   ----------
Net assets available for benefits ....................   $9,806,158   $8,315,553
                                                         ==========   ==========




         The accompanying notes are an integral part of these financial statements.

CFC International, Inc.
Employees' Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003
-------------------------------------------------------------------------------

Additions
Investment income
     Net appreciation in fair value of investments .............      $1,103,855
     Dividend income ...........................................          79,002
     Interest income ...........................................           5,734
                                                                      ----------
                                                                       1,188,591
                                                                      ----------
Contributions
     Employer ..................................................         195,603
     Employee ..................................................         683,931
                                                                      ----------
                                                                         879,534
                                                                      ----------
                 Total additions ...............................       2,068,125
                                                                      ----------
Deductions
Benefits paid to participants ..................................         574,522
Loan processing and distribution fees ..........................           2,998
                                                                      ----------
              Total deductions .................................         577,520
                                                                      ----------
              Net increase .....................................       1,490,605
Net assets available for benefits, beginning of year ...........       8,315,553
                                                                      ----------
Net assets available for benefits, end of year .................      $9,806,158
                                                                      ==========







         The accompanying notes are an integral part of these financial statements.

CFC International, Inc.
Employees' Savings and Investment Plan
Notes to Financial Statements
December 31, 2004 and 2003
-------------------------------------------------------------------------------

1.        Plan Description

          The following description of the CFC International, Inc. Employees' Savings and Investment Plan (the "Plan") is provided for general information purposes only. Interested parties should refer to the summary plan description or plan agreement for more complete details of the Plan's provisions. The Plan is a defined contribution plan whose purpose is to provide retirement benefits for eligible employees of CFC International, Inc. (the "Employer") who have completed one hour of service and attained age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

          ABN AMRO Trust Services Company (the "Trustee") is the Trustee of the Plan. The Trustee holds the Plan's investment assets and executes investment transactions.

          Contributions

          Eligible employees ("Participants") may contribute between 2% and 18% of their annual compensation under a salary deferral agreement, subject to limits imposed by the Internal Revenue Code. Participants may contribute 18% of their annual pre-tax compensation and 14% of their annual post-tax compensation. For each participant's salary deferral contribution up to a maximum of 4% of annual compensation, as defined, the Employer will make matching contributions of 50% of such participant's pre-tax contribution. In addition, the Employer can make a discretionary contribution to the Plan each year.

          Participant Accounts, Vesting and Forfeitures

          Participant accounts are credited with each participant's current contribution, employer matching contributions and a share of the Plan's earnings and losses. The Employer's matching contributions are credited monthly. The allocation of Plan earnings and losses are based on the proportion that the balance of each participant's account invested in an investment fund bears to the total balance of all participants' accounts invested in that investment fund. Participants immediately vest in their own contributions plus earnings and losses thereon. The Employer's matching contributions vest after one year of service. Employees must complete 1,000 hours (one year) of service and be employed on the last day of the plan year to receive an Employer discretionary contribution. Employer discretionary contributions vest over seven years, as defined in the plan document. Forfeitures of non-vested balances are used to reduce the Employer's contribution for the Plan year. Forfeitures were $1,025 in 2004.

          Payment of Benefits

          On termination of service due to retirement, death or disability, participants become 100% vested in their account balance. For termination of service for other reasons, participants may receive the vested balance in their account. Vested balances less than $5,000 are automatically distributed after employment is terminated. Vested balances greater than $5,000 are distributed upon election by the participant. All amounts must be distributed as lump-sum distributions.

CFC International, Inc.
Employees' Savings and Investment Plan
Notes to Financial Statements
December 31, 2004 and 2003
-------------------------------------------------------------------------------

          Participant Loans

          The Plan provides that a participant may borrow a minimum of $1,000 and up to a maximum of the lesser of 50% of the participant's vested account balance or $50,000 less the excess of the highest outstanding loan balance during the previous one year period over the outstanding balance as of the date of the loan. The loans are secured by the balance in the participant's account and bear interest at the prime rate at the time of the loan origination plus 1%. Repayment occurs through payroll withholding over a period not to exceed 60 months, unless the loan is for the purchase or construction of a home, in which case the repayment period may extend to 180 months.

          Termination of Plan

          Although it has not expressed any intent to do so, the Employer has the right under the Plan at any time to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination participant account balances become 100% vested and Plan assets, after allowances for expenses of administration or liquidation, are to be allocated proportionately to each participant based on the net aggregate value of the participants' investments determined as of the date of Plan discontinuance.

2.        Summary of Significant Accounting Policies

          Basis of Accounting

          The Plan's financial statements are prepared on the accrual basis of accounting.

          Investment Valuation and Investment Income

          Under provisions of the plan, participants may direct the Trustee to invest their contributions, as well as employer contributions, in any of the investment options available under the Plan. Investment options are mutual funds, a money market fund and certain equity securities, valued at fair value as determined by the Trustee, using quoted market prices and common and collective trust investments, valued at the fair value of the underlying investments. Loans to participants are carried at the outstanding principal amount which is estimated to approximate fair value.

          Purchases and sales of securities, including related gains and losses, are recorded on a trade-date basis. Dividends are recorded when declared and allocated monthly. Interest is accrued and allocated monthly.

          The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

          Payment of Benefits

          Benefits are recorded when paid.

          Contributions

          Employer matching and employee contributions are recognized during the period in which the participant's related compensation is earned. Employer discretionary contributions are recognized during the period in which approved by the Employer's board of directors. No Employer discretionary contributions were made during the year ended December 31, 2004.

CFC International, Inc.
Employees' Savings and Investment Plan
Notes to Financial Statements
December 31, 2004 and 2003
-------------------------------------------------------------------------------

          Administration

          The Plan is administered by CFC International, Inc. (the "Administrator") who is responsible for both financial and non-financial aspects of the Plan. The Administrator has entered into Trust agreements with ABN AMRO to receive contributions, administer the assets of the Plan and distribute withdrawals pursuant to the Plan.

          Risks and Uncertainties

          The Plan  provides for  investment in various  mutual  funds,  a money market fund, common and collective trusts and certain equity securities. Such investments are exposed to various risks, such as interest rate, market and credit. The Plan also has an international fund exposed to currency risks. Due to the level of risk associated with such investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and amount reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

          Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

          Expenses

          All recordkeeping expenses incurred by the Plan are paid by the Employer. All loan processing and distribution fees are paid by the participants requesting the transactions.

3.        Investments

          The  following   table  presents   individual   participant   directed
          investment options that represent 5% or more of the Plan's net assets as of December 31:

                                                         2004             2003
                                                         ----             ----
ABN AMRO S&P 500 Index Collective Fund .........      $3,928,263      $3,996,330
ABN AMRO Chicago Capital Bond Fund .............       1,349,655       1,318,677
ABN AMRO Income Plus Collective Fund ...........       2,169,155       1,529,690
Veredus Aggressive Growth Fund .................         534,331         431,484
Julius Baer International Equity Fund ..........         513,354            --
CFC International Unitized Stock Fund ..........         704,639            --

CFC International, Inc.
Employees' Savings and Investment Plan
Notes to Financial Statements
December 31, 2004 and 2003
-------------------------------------------------------------------------------

          During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,103,855 as follows:

                                                                          2004
                                                                          ----
Mutual funds .............................................            $  195,042
CFC International Unitized Fund ..........................               451,963
Collective trusts ........................................               456,850
                                                                      ----------
                                                                      $1,103,855
                                                                      ==========

4.        Party-in-Interest Transactions

          Certain Plan investments are shares of mutual funds and common collective trusts managed by ABN AMRO. ABN AMRO is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. In addition, the plan document provides for participant loans which also qualify as party-in-interest transactions.

          The Trustee is authorized, under contract provisions and by exemption under 29 CFR 408(b) of ERISA regulations, to invest in securities under its control and securities of the Employer.

          The Plan also  invests in a unitized  stock fund that is derived  from the Plan sponsor's stock. As the fund is dependent on the Plan sponsor's stock these transactions qualify as party-in-interest transactions.

5.        Tax Status

          The Plan is a Prototype Non-standardized Profit Sharing Plan ("Prototype Plan") sponsored by Chicago Trust Company, a related company to the Trustee, and adopted by the Company. The Prototype Plan obtained its latest determination letter on August 30, 2001, in which the Internal Revenue Service ("IRS") stated that the Prototype Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has not requested its own determination letter from the IRS. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan is qualified and the related trust is tax-exempt as of the financial statement dates.

6.        Subsequent Events

          On May 3, 2005, CFC International, Inc. announced that it entered into a letter of intent to merge the Company with an affiliate of Audax Group. The proposed transaction is subject to a number of conditions, including completion of due diligence and the negotiation and execution of a definitive agreement. There can be no assurance that a transaction will be completed. The effect of any transaction, if completed, on the Plan is not known.

          Additionally, effective April 1, 2005 the Plan change its Trustee from the ABN AMRO Trust Services Company to the Fidelity Management Trust Company.

                              SUPPLEMENTAL SCHEDULE

CFC International, Inc.
Employees' Savings and Investment Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004                                                    Schedule I
-------------------------------------------------------------------------------

                                  (c)
                             Description of
           (b)            Investment Including
    Identity of Issue,    Maturity Date, Rate of           **             (e)
    Borrower, Lessor      Interest, Collateral,            (d)          Current
(a) or Similar Party      Par or Maturity Value           Cost           Value

 *  ABN AMRO Treasury     ABN AMRO S&P 500 Index
                            Collective Fund               $ -         $3,928,263
 *  ABN AMRO Treasury     ABN AMRO Chicago Capital
                            Bond Fund                       -          1,349,655
 *  ABN AMRO Treasury     ABN AMRO Income Plus
                            Collective Fund                 -          2,169,155
 *  ABN AMRO Treasury     Veredus Aggressive Growth
                            Fund                            -            534,331
 *  ABN AMRO Treasury     ABN AMRO Chicago Capital
                            Growth Fund                     -            247,549
 *  ABN AMRO Treasury     Artisan Mid-Cap Growth Fund       -            181,379
 *  ABN AMRO Treasury     ABN AMRO Money Market
                            Liquidity Fund                  -                185
 *  ABN AMRO Treasury     Julius Baer International
                            Equity Fund                     -            513,354
 *  CFC International,    CFC International Unitized
      Inc.                  Stock Fund                      -            704,639
 *  Participant loans     5.0% to 10.5% interest per
                            annum with maturity dates
                            between February 2005 and
                            November 2019                   -             88,382
                                                                      ----------
                   Total assets                                       $9,716,892
                                                                      ==========

* Indicates a party-in-interest
**Cost information has been omitted as investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                           CFC INTERNATIONAL, INC. EMPLOYEES'
                           SAVINGS AND INVESTMENT PLAN



                           BY: /s/ Dennis W. Lakomy
                           Dennis W. Lakomy
                           Plan Administrator



Date:  June 29, 2005


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